FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  21 July 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 1st Quarter Results sent to the London Stock Exchange on 21 July 2004 press release

PR0423

    mmO2 reports sustained momentum in the first quarter, delivering further customer growth in the UK and Germany, and continuing progress in mobile data

Released: 21 July 2004

mmO2 plc today announced its key performance indicators for the three-month period ended 30 June 2004. Developments reported for the quarter included:

Customer numbers:

* mmO2 added 603,000 customers, taking the total base to 21.3 million
* O2 UK added 261,000 customers, including 149,000 contract customers
* O2 Germany added 336,000 customers, including 209,000 contract customers

Average revenue per user (ARPU):

* O2 UK blended ARPU was GBP279 (Q4: GBP272; Q1 03/04: GBP254)
  - contract ARPU was GBP537 (Q4: GBP525; Q1 03/04: GBP504)
* O2 Germany blended ARPU was EUR367 (Q4: EUR366; Q1 03/04: EUR348)
* O2 Ireland blended ARPU was EUR556 (Q4: EUR559; Q1 03/04: EUR545)

Mobile data:

   * SMS volume grew by 33% year-on-year, to 3.22 billion
   * Data as a proportion of service revenue increased to 20.9% (Q4: 20.1%)
   * 24% of O2 customers used non-SMS data services.

Outlook:

   * O2 UK 2004/05 net service revenue growth now expected to be 7-10%

Peter Erskine, Chief Executive of mmO2, commented:
"As we expected, competition in our markets intensified in the first quarter, but we maintained our momentum, and grew our customer base, particularly in higher ARPU market segments. In the UK, we now expect to see full-year service revenue growth of 7-10%, higher than we had previously anticipated

In Germany too we have maintained our momentum, and continued to add substantial numbers of new customers, and to generate market leading ARPU. In Germany and across the rest of the Group we remain on track to deliver our full-year targets".

Operating review

O2 UK
In the increasingly competitive UK market, O2 delivered another quarter of high quality growth. The customer base increased by 261,000, taking the total base to
13.5 million, compared to 12.3 million at the same time last year. Blended ARPU was GBP279, an increase of GBP7 over the previous quarter, and GBP25 higher than at the same time last year.

The growth was driven by the continuing all-round appeal of the O2 proposition to a wide range of high value customers. The O2 brand image, the attractive variety of voice and data packages offered at competitive tariffs to targeted customer segments, the mix of strong in-house channels and effective use of third-party distribution, and the improving quality of the network, all contributed to the growth reported in the quarter.

Contract customers accounted for 57% of net additions, and at the end of the quarter these made up 34.9% of the total customer base, compared to 34.0% at the same time last year. Contract ARPU continued to grow strongly, driven in part by O2's success in the business market. Contract ARPU increased to GBP537, from GBP525 at the end of the previous quarter and GBP504 at the same time last year. Investment in O2's in-house business sales capability, and development of innovative campaigns targeted at the smaller corporate and SME markets, delivered customer growth and improved ARPU. The increased proportion of higher ARPU customers in the total mix of contract customer additions led to an increase in the contract subscriber acquisition cost (SAC) in the quarter. Contract customer churn was stable.

O2 UK continued to grow in the pre-pay market, despite the increase in competition also seen in this sector. A total of 112,000 net new pre-pay customers were added, without a material increase in the acquisition cost per customer. The growing competitiveness of the market was reflected in higher pre-pay churn in the quarter, but the quality of O2 UK's pre-pay customer base continued to improve, with ARPU of GBP143 reported, compared to GBP141 at the end of the previous quarter, and GBP128 at the same time last year.

O2 Germany
The momentum developed by O2 Germany continued through the first quarter, despite the increased level of competitor activity seen in the market. A total of 336,000 net new customers were added in the quarter, taking the total base to
6.32 million, compared to 5.04 million at the same time last year. Blended ARPU was slightly ahead, at EUR367, compared to EUR366 at the end of the previous quarter, and EUR348 at the same time last year.

Growth continued to be built around the Genion Homezone range of services, with high value contract consumers continuing to be attracted by the convenience and value of this unique proposition. The O2 brand maintained its strong, differentiated position in the German market, appealing to a range of attractive customer segments, in pre-pay as well as contract consumer markets.

Contract customers represented 62.2% of net additions, and accounted for 58.2% of the total customer base at the end of the quarter, compared to 55.5% at the same time last year. O2 Germany's market leading contract ARPU fell to EUR537 from EUR540 the previous quarter, but remained EUR2 ahead of the same time last year. Contract SAC increased over the previous quarter. These two factors reflected a period of increased competition in the market for high value contract consumers.

O2 Germany's recent successful targeting of the pre-pay market was maintained, with a total of 127,000 net new pre-pay customers added in the quarter. Pre-pay ARPU was flat compared to the previous quarter, at EUR138, and pre-pay SAC fell slightly.

O2 Ireland
O2 Ireland's customer base remained stable at 1.395 million customers, of which 388,000 were contract customers. The contract customer base grew by 7,000 in the quarter, due mainly to gains in the business market, achieved with a range of targeted propositions, including the latest BlackBerry services. Contract ARPU was EUR1,053, compared to EUR1,061 in the previous quarter. This slight reduction was mainly due to redefinition of some equipment insurance revenue which had previously been included in ARPU. Excluding this change, contract ARPU was ahead of the previous quarter.

O2 maintained its share of the pre-pay market, with a strong own-channel performance. Pre-pay ARPU grew to EUR361, from EUR357 in the previous quarter and EUR342 at the same time last year. The O2 brand continued to perform well in the market, and the launch of a second "O2 Experience" retail store added focus to O 2's mobile data service offerings.

Mobile data
Data revenue increased significantly across the Group. O2 UK's data ARPU grew to GBP59, from GBP55 in the previous quarter. Data ARPU in Germany improved to EUR74, from EUR71, and in Ireland data ARPU was EUR8 higher at EUR118.

The number of SMS sent in the quarter grew by 33% year-on year, to 3.22 billion. At the end of June mobile data accounted for 20.9% of service revenue on a 12-month rolling basis (which eliminates the impact of SMS seasonality), compared to 20.1% at the end of March. Across the Group more than 5.1 million customers, representing 24% of the total O2 customer base, used non-SMS mobile data services, including downloads, picture messaging, games, and other GRPS services offered through the O2 Active portal.

Airwave
The roll-out of the Airwave network remains on track, with service delivered to 38 police forces by the end of the quarter. In addition Airwave signed a 12-month contract to provide services to the Mersey Regional Ambulance Service.

Business developments

* UK
As had been expected, in May BT plc announced that the Wireless Trading Agreements with mmO2, which expire in November 2004, would not be renewed. These include BT's own use mobile services contract, and the contract under which BT account managed some O2 UK business customers. O2 UK anticipates successful retention of a significant proportion of these business customers when their current O2 contracts expire.

In early June Ofcom issued detailed instructions for the implementation of the remaining termination rate cuts recommended by the Competition Commission in January 2003. On 1st September 2004 O2 UK will reduce the average termination rate charged to all other fixed and mobile network operators by approximately 30%. At the same time the other UK mobile network operators will reduce the termination rates they charge to O2 UK by broadly similar proportions. In the last financial year termination revenues for voice calls accounted for 21% of O2 UK's net service revenue, partially offset by termination payments to other mobile network operators.

* Germany
Shortly after the end of the quarter O2 Germany concluded an agreement with T-Com regarding future termination rate charges. As a result of this agreement, in December 2004 and again in December 2005 O2 Germany will implement a 17% reduction in termination rates. Although this agreement only covers calls from T-Com's fixed network customers, call termination charges are non-discriminatory and in practice the agreed charges will apply to all calls terminated on O2 Germany's network. In the last financial year, revenue from termination accounted for 25% of O2 Germany's total service revenue.

In early July O2 Germany announced the signing of a contract with Tchibo GmbH to establish a 50/50 Joint Venture company, to develop, test and launch mobile services in the German market over the next 12 months. Further details of this initiative will be announced in due course.

Outlook update

* UK
In light of the developments described above, the Group now expects O2 UK to report net service revenue growth for the full year in the range 7-10%, compared with the previously guided range of 5-8%.

Given the timing and scale of the termination rate cut and the expiry of the BT own-use contract, O2 UK's net service revenue growth in the full year is expected to be disproportionately first half weighted, with substantially slower growth anticipated in the second half of the year.

The Group continues to expect the O2 UK full-year EBITDA margin in 2004/05, reported on the same basis as 2003/04, to remain stable.

 * Germany
The outcome of the termination rate agreement with T-Com was in line with expectations at the time previous guidance for 2004/05 was issued. The Group therefore continues to expect O2 Germany to deliver further strong service revenue growth in 2004/05, and achieve an EBITDA margin for the full year rising to the high teens.

All other Group guidance remains as stated in the 2003/04 Preliminary Results release.

        mmO2 will announce 2004/05 Interim Results on 17th November 2004


           Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:
- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;
-   our annual report and accounts and half-yearly reports;
-   our press releases and other written materials; and
- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


1.      Customer numbers

            Customers  Customers  Customers  Customers   Net         Customers
            at         at         at         at          additions   at
            30 June    30 Sep     31 Dec     31 March    during      30 June
            2003       2003       2003       2004        period      2004
            000's      000's      000's      000's       000's       000's
----------- --------   --------   --------   --------    --------    --------

O2 UK
Pre-pay        8,121      8,289      8,574       8,687         112      8,799
Post-pay       4,187      4,334      4,479       4,577         149      4,726
-----------   --------   --------   --------    --------    --------   --------
    Total     12,308     12,623     13,053      13,264         261     13,525
-----------   --------   --------   --------    --------    --------   --------

O2 Germany
Pre-pay        2,243      2,271      2,354       2,516         127      2,643
Post-pay       2,794      2,980      3,232       3,466         209      3,675
-----------   --------   --------   --------    --------    --------   --------
    Total      5,037      5,251      5,586       5,982         336      6,318
-----------   --------   --------   --------    --------    --------   --------

O2 Ireland
Pre-pay          903        901        992       1,010          (3)     1,007
Post-pay         369        373        378         381           7        388
-----------   --------   --------   --------    --------    --------   --------
    Total      1,272      1,274      1,370       1,391           4      1,395
-----------   --------   --------   --------    --------    --------   --------

Manx
Pre-pay           42         46         40          42           2         44
Post-pay          21         21         21          21           0         21
-----------   --------   --------   --------    --------    --------   --------
    Total         63         67         61          63           2         65
-----------   --------   --------   --------    --------    --------   --------

mmO2 Group
Pre-pay       11,309     11,507     11,960      12,255         238     12,493
Post-pay       7,371      7,708      8,110       8,445         365      8,810
-----------   --------   --------   --------    --------    --------   --------
    Total     18,680     19,215     20,070      20,700         603     21,303
-----------   --------   --------   --------    --------    --------   --------

Pre-pay
percentage      60.5%      59.9%      59.6%       59.2%       39.5%      58.6%
Post-pay
percentage      39.5%      40.1%      40.4%       40.8%       60.5%      41.4%
-----------   --------   --------   --------    --------    --------   --------


2.      Customers using non-SMS data (1)

                                                                    At 30 June
                                                                          2004
                                                                         000's

O2 UK                                                                    3,516
O2 Germany                                                               1,314
O2 Ireland                                                                 286
-------------                                                           --------
O2 Group                                                                 5,116
-------------                                                           --------

(1) Used a non-SMS data service during the previous 90 days.



3.      Average revenue per user(1) (ARPU) - GBP

                             30 June   30 Sep   31 Dec    31 March    30 June
                                2003     2003     2003        2004       2004
                                 GBP      GBP      GBP         GBP        GBP
           ----------------   -------- -------- --------    --------   --------

O2 UK (2)
12 month rolling
Pre-pay                          128      133      137         141        143
Post-pay                         504      508      512         525        537
Blended                          254      259      264         272        279

Quarterly monthly average
Pre-pay                           11       12       12          12         12
Post-pay                          42       45       43          45         46
Blended                           22       23       23          23         24
----------------              -------- -------- --------    --------   --------

O2 Germany
12 month rolling
Pre-pay                           87       90       93          96         95
Post-pay                         353      363      373         375        368
Blended                          229      239      249         254        252

Quarterly monthly average
Pre-pay                            8        8        8           8          8
Post-pay                          32       32       31          30         30
Blended                           21       21       21          20         20
----------------              -------- -------- --------    --------   --------

O2 Ireland (3)
12 month rolling
Pre-pay                          226      236      245         248        247
Post-pay                         675      700      725         736        721
Blended                          359      372      385         388        381

Quarterly monthly average
Pre-pay                           20       22       21          20         20
Post-pay                          60       65       60          61         59
Blended                           32       34       33          32         31
----------------              -------- -------- --------    --------   --------

(1) ARPU in all businesses includes revenue from inbound roaming.

(2) O2 UK ARPU currently includes Mobile Number Portability (MNP) revenue, and is based on Gross Service Revenue, before deduction of wholesale discounts.

(3) O2 Ireland ARPU excludes revenue from handset insurance, with effect from 1 April 2004.


4.      Data ARPU (blended 12 month rolling) - GBP

                                                       31 March        30 June
                                                           2004           2004
----------------------------------                       --------       --------
O2 UK                                                        55             59
O2 Germany                                                   49             51
O2 Ireland                                                   75             81
----------------------------------                       --------       --------



5.      Average revenue per user(1) (ARPU) - EURuro

                             30 June   30 Sep   31 Dec    31 March    30 June
                                2003     2003     2003        2004       2004
                                 EUR      EUR      EUR         EUR        EUR
-----------------             -------- -------- --------    --------   --------
O2 Germany
12 month rolling
Pre-pay                          131      133      135         138        138
Post-pay                         535      538      539         540        537
Blended                          348      354      360         366        367

Quarterly monthly average
Pre-pay                           11       12       12          11         11
Post-pay                          46       46       45          44         45
Blended                           30       31       31          30         31
-----------------             -------- -------- --------    --------   --------

O2 Ireland (2)
12 month rolling
Pre-pay                          342      349      355         357        361
Post-pay                       1,024    1,037    1,048       1,061      1,053
Blended                          545      551      556         559        556

Quarterly monthly average
Pre-pay                           28       31       31          29         30
Post-pay                          85       92       87          89         89
Blended                           45       49       47          45         46
-----------------             -------- -------- --------    --------   --------

Euro rates
Quarterly                     1.4248   1.4310   1.4341      1.4718     1.5007
Annually                      1.5166   1.4802   1.4461      1.4405     1.4594
-----------------             -------- -------- --------    --------   --------

(1) ARPU in all businesses includes revenue from inbound roaming.

(2) O2 Ireland ARPU excludes revenue from handset insurance, with effect from 1 April 2004.


6.      Data ARPU (blended 12 month rolling) - EURuro

                                                       31 March        30 June
                                                           2004           2004
----------------------------------                       --------       --------
O2 Germany                                                   71             74
O2 Ireland                                                  110            118
----------------------------------                       --------       --------



7.      Data as percentage of service revenues

3 months ended:    30 June      30 Sep      31 Dec       31 March      30 June
                      2003        2003        2003           2004         2004
                         %           %           %              %            %
-------------       --------    --------    --------       --------     --------
O2 UK                 18.3        19.4        21.2           22.3         21.3%
O2 Germany            18.2        19.1        19.8           20.7         20.9%
O2 Ireland            16.1        18.4        21.1           23.6         21.8%
-------------       --------    --------    --------       --------     --------
O2 Group              18.1        19.2        20.9           22.0         21.2%
-------------       --------    --------    --------       --------     --------

12 months ended:   30 June      30 Sep      31 Dec       31 March      30 June
                      2003        2003        2003           2004         2004
                         %           %           %              %            %
-------------       --------    --------    --------       --------     --------
O2 Group              18.2        19.0        19.8           20.1         20.9%
-------------       --------    --------    --------       --------     --------

8.      SMS messages

3 months ended:   30 June       30 Sep       31 Dec      31 March      30 June
                     2003         2003         2003          2004         2004
                  million      million      million       million      Million
-------------     --------      --------     --------     --------      --------

O2 UK               1,729        1,861        2,106         2,309        2,348
O2 Germany            405          423          468           507          532
O2 Ireland            280          272          301           339          321
Manx                    8           21           16            19           19
-------------      --------     --------     --------      --------     --------
O2 Group            2,422        2,577        2,891         3,174        3,220
-------------      --------     --------     --------      --------     --------




mmO2 Contacts:
Richard Poston                          David Boyd
Director, Corporate Communications      Head of Investor Relations
mmO2 plc                                mmO2 plc
richard.poston@o2.com                   david.boyd@o2.com
t: +44 (0)1753 628039                   t: +44 (0)1753 628230

David Nicholas
Director of Communications
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

mmO2 press office: 01753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

(end)

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 21 July 2004                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary